

December 7, 2012

Via Email
Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

> **Re: Petróleo Brasileiro S.A. - Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Response letter dated October 19, 2012**
> **File No. 1-15106**

Dear Mr. Barbassa:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

General

1.   We note your response to comment 1 in our letter dated September 24, 2012. You list in your response the dollar amount of investments you made in Iran in 2009, 2010 and 2011. Please tell us what the investments related to, since you also state in the response that you exited the Tusan block in July 2009.

Audited Consolidated Financial Statements

Consolidated Notes to the Financial Statements

Note 4 – Summary of Significant Accounting Policies, page F-21

2.   We note that comment 5 in our letter dated September 24, 2012 requested that you review your accounting policy disclosures to ensure completeness and consistency with IFRS. Please confirm that you reviewed all of your policy disclosures in responding to our prior comment.

3.   In connection with the preceding comment, it appears that the policy disclosure provided to us with regard to provisions as part of your response to comment 5 in our letter dated September 24, 2012 continues to use language that is not consistent with IAS 37. Please provide us with a draft of your revised policy disclosure regarding provisions and contingent liabilities.

Note 4.6 – Property, Plant and Equipment, net, page F-25

4.   We note your response to comment 6 in our letter dated September 24, 2012. Your response states that you maintained U.S. GAAP policies for successful-efforts accounting when you adopted IFRS. Please revise the disclosure in your future Exchange Act filings to state that your policy is to calculate depletion expense using the units of production method based on estimated proved reserves for capitalized acquisition costs and estimated proved developed reserves for capitalized exploratory well costs or tell us if you have a different basis for calculating depletion expense. Refer to paragraph 17(b) of IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

Roger Schwall
Assistant Director